Exhibit (d)(12)

REMOVAL OF VARIABLE SETTLEMENT OPTIONS ENDORSEMENT

This endorsement is part of the certificate to which it is attached. The endorsement modifies the terms of the certificate. In the event of a conflict between any provisions of the certificate and this endorsement, the provisions of this endorsement will prevail. The endorsement is effective as of the date of issue shown on the certificate data page.

SECTION 10 – VARIABLE SETTLEMENT OPTIONS and all references in the certificate to variable settlement options are deleted.

MODERN WOODMEN OF AMERICA

[
National Secretary] (1)

2025 RVSO-END	1